Mr. Donald A. Walker,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

March 9, 2007

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2005

File Number: 001-10284

Dear Mr. Walker,

Thank you for your letter dated February 23, 2007 in relation to the above filing and for the subsequent telephone discussion on March 2, 2007. Your letter of February 23, 2007 follows a letter of December 29, 2006 and our response of January 23, 2007. This letter covers our responses to the comments in your letter of February 23, 2007.

Note 12. Construction contract income, page 115

1.	We note your responses to comments 7 and 8 from our letter dated December 29, 2006 as well as your disclosures on pages 7, 24, 96 and 160 of the filing. While we do not object to the manner in which you have accounted for the linked sale and leaseback and construction contract transactions, we believe that the specifics of these transactions should be more fully disclosed in your filing. Please revise the financial statement footnotes in future filings beginning with your Form 20-F for the year ended December 31, 2006 to clearly describe how you have applied your accounting policies to these transactions. For example, please clearly describe how and why the two transactions are considered “linked” under SIC 27. Your revised disclosures should also explain that you have recognized profit from the sale of land over the term of the construction contract on a percentage completion basis.

AIB response

We note your comments and will include these additional disclosures in our 2006 Form 20-F.

Note 21. Adjusted earnings per share

2.	We are considering your response to comment 10 from our letter dated December 29, 2006 and may have further comment.

AIB response

Following our telephone discussion on March 2, 2007, we will amend as appropriate our 2006 Form 20-F to exclude pro-forma 2004 IFRS figures. We will correspond under separate cover prior to filing the 2006 Form 20-F to set out our approach to explaining the 2005 versus 2004 variances in this context.

Note 55. Summary of significant differences between International and United States accounting principles.

Accounting for Investment in M&T Bank, page 160

3.	We note your response to comment 15 from our comment letter dated December 29, 2006. Please revise future filings beginning with your Form 20-F for the year ended December 31, 2006 to more fully describe and quantify differences in US GAAP accounting policies for Allied Irish Bank as compared to M&T to extent material.

AIB response

We note your comment and will include these additional disclosures in our 2006 Form 20-F.

Loan Impairment, Page 166

4.	We note your response to comment 20 from our comment letter dated December 29, 2006. We also note your disclosures on page 77 which indicate that in order to comply with IFRS, you have made a number of changes in the approach used to estimate the loan impairment provisions and the accumulation and examination of additional information relating to credit trends and other factors relevant to AIB’s loan portfolio.

Your response and disclosures seem to indicate that the resulting adjustments to your provision represent a change in accounting principle for IFRS, but a change in accounting estimate for US GAAP. However, it appears that if you are recording such an adjustment upon the implementation of IFRS due to this change in accounting principle, and if IFRS and US GAAP are considered to be equivalent with respect to this issue, then recording a similar adjustment for US GAAP purposes should also result from a change in accounting principle. SAB 102, issued in July 2001, has very clear and explicit guidance about the development of a systematic methodology for determining the loan loss allowance. Other US GAAP guidance for determining the allowance for loan losses, including the AICPA Audit and Accounting Guide for Depository and Lending Institutions and EITF D-80, has not recently changed. Therefore, the implementation of such an adjustment for purposes of US GAAP reporting suggests that those principles may not have been properly applied in prior years.

Please tell us:

•

How you concluded that the additional enhancements you made to your process, as outlined in your response to prior comment 4 of our letter dated June 20, 2005, were not required to have been part of your historical US GAAP methodology for the loan loss allowance;

•	In a comparative tabular format, how you determined each portion of the US GAAP allowance before and after your 2005 changes; and

•	How you determined that this adjustment does not indicate that there was an error in the prior application of US GAAP.

AIB Response

We wish to deal with your comments by addressing the following items:

a)	Compliance with US GAAP for credit provisioning up to and including December 31, 2004;

b)	New methodology adopted on transition to IFRS; and

c)	Compliance with US GAAP for credit provisioning post transition to IFRS.

(a) Compliance with US GAAP for credit provisioning up to and including December 31, 2004

Up to and including the year ended December 31, 2004 AIB applied a systematic approach to the determination of loan loss provisioning. This included a detailed and regular analysis of the loan portfolio and off balance sheet instruments with credit risk and consideration of all known internal and external factors that may impact collectibility. The information used to determine these provisions included data collected for credit management purposes and for the purposes of implementing our accounting policy for credit provisioning under Irish GAAP.

Specific factors incorporated into these calculations to determine the estimates of general provisions required were as follows:

•	credit grading profiles and movements within credit grades;

•	historic loan loss rates;

•	changes in credit management procedures, processes and policies;

•	local and international economic climates;

•	levels of credit management skills;

•	portfolio sector profiles and industry conditions; and

•	current estimates of expected loss in the portfolio.

In connection with this process, we examined the level of credit provisions carried in our primary financial statements under our primary GAAP in the context of US GAAP pronouncements including SAB 102, the AICPA Audit and Accounting Guide for Depository and Lending Institutions and EITF D-80. Our conclusion was that the approach adopted in the preparation of our primary GAAP was consistent with US GAAP in that we believed our approach met the underlying objective of providing for losses present in the aggregate loan portfolio at the balance sheet date which had not been specifically provided for.

(b) New methodology adopted on transition to IFRS

The implementation of IFRS involved a significant re-examination of all our accounting policies and accounting processes. As part of our preparation for the implementation of IFRS, we further examined our credit portfolio and accounting processes for determining impairment losses in respect of the credit portfolio. This incorporated systems developments, accumulating new data on the credit portfolio and refining the manner in which we analyzed the credit data. This resulted in AIB applying a new methodology for estimating impairment losses. This methodology:

•	Further subdivided the portfolio into homogenous pools. The loan portfolios were analyzed by geography/division and by asset pools;

•

Extracted additional information on the historic loss rates for those asset pools and adjusted those loss rates to reflect the effects of current conditions that did not affect the period on which the historical rates are based. Similarly, further data, relating to credit trends and other relevant portfolio factors, was gathered that enabled us to better estimate the effects of conditions in the historical period that did not exist at the balance sheet date; and

•

Applied more precisely, based on the additional data gathered, the concept of an ‘emergence period’—the time it takes for such incurred but not reported loss to manifest itself as specifically identified loss.

Although an estimate of the amount of credit impairment provisions was required under Irish GAAP, the methodology used by AIB on the first time adoption of IAS 39 is different than that used by AIB under Irish GAAP. As a result, it was determined that the update of the impairment provision using a methodology consistent with IAS 39 guidance, at the point of transition to IFRS, gave rise to a transition adjustment to equity.

(c) Compliance with US GAAP for credit provisioning post transition to IFRS

Having applied the new methodology in the preparation of our financial statements under our primary GAAP we considered it necessary to re-assess the balance sheet carrying value of our credit provisions in the context of US GAAP reporting. This involved an assessment of our US GAAP credit provisions in light of the new methodology, and the significant additional information we had gathered on our credit portfolio in evaluating and implementing this new methodology.

This new methodology was considered in the context of US GAAP pronouncements including SAB 102, the AICPA Audit and Accounting Guide for Depository and Lending Institutions and EITF D-80. Our conclusion was that the approach adopted in the preparation of our primary financial statements met the requirements of US GAAP and no adjustment to the balance sheet carrying value of provisions was required, other than in respect of the recognition of recoveries of loans charged off when cash has not been received, as described in our response to comment 21 in your letter dated December 29, 2006.

Having applied the new methodology, and having determined that the new methodology was consistent with the requirements of US GAAP, we had to examine whether we had an error in our application of US GAAP in prior periods or whether the additional data gathered gave us better information to enable us to estimate our US GAAP credit provisions. In this context we considered the items that gave rise to this change in our assessment of our credit provisions:

•	The impairment indicators guidance in IAS 39;

•	Additional granularity in the analysis of the asset pools; and

•	More precise application of the ‘emergence period’ concept to the more detailed analysis of loans within the earning portfolio.

In assessing whether we had an error in our previous application of US GAAP we also noted:

•	US GAAP requires a systematic approach to be taken to the application of historical loss experience but does not specify any one approach;

•	The use of impairment indicators was in compliance with US GAAP;

•

While the pre-IFRS approach to the creation of general provisions was consistent with the requirements of US GAAP, the use of more granular data to substantiate the expected loss rates was also consistent with US GAAP;

•

EITF D-80 acknowledges that, when determining the level of loan loss allowance, management should ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of expected credit losses;

•

US GAAP does not specify the level at which the emergence period concept should be applied to a loan portfolio. The application more precisely of emergence periods to the more detailed analysis of the loan portfolio is consistent with a change in estimate under US GAAP rather than a change in accounting principle;

•

The guidance in APB 20 (paragraph 10), which specifically refers to uncollectible receivables in the context of estimating future events, recognizes that accounting estimates change as more experience is acquired, or as additional information is obtained; and

•	The change was confined to the estimation process around the application of US GAAP, not to a change in the underlying accounting principle applied.

As a result we determined that we did not have an error in our previous application of US GAAP but had a change in estimate. Changes in accounting estimates under US GAAP are reflected in the period in which they arise. The effect of the change in accounting estimate is reflected as a credit of €146 million in the US GAAP reconciliation for the year ended December 31, 2005. The consolidated net income adjustment of €132 million also includes an amount of €14 million debit relating to the recognition of recoveries of amounts previously charged off when cash has not been received.

AIB’s application of IAS 39 is consistent with the requirements for the calculation of loan impairment under US GAAP and as such, AIB does not envisage that any adjustment for US GAAP reconciliation purposes is required, except for as described above in respect of recoveries of amounts previously charged off when cash has not been received.

The table below provides an analysis of the US GAAP allowance before and after the 2005 changes.

	Before adjustment	Change in estimate	US GAAP adjustment	After adjustment
Specific provisions	478	(3)	14	489
General/IBNR provisions	282	(143)	—	139

Total	760	(146)	14	628

* * * * * *

We hope that the responses adequately address the comments raised and if you would like to discuss any of the above in further detail please feel free to contact Brendan McHugh at +353 1 6414296.

Yours sincerely,

Maeliosa O’hOgartaigh

Head of Accounting & Finance